3050, 255 – 5th Avenue S.W.

Calgary, Alberta  T2P 3G6

T: (403) 537.6511  F: (403) 537.6512

November 18, 20027

The Special Committee of the Board of Directors of

Big Rock Brewery Ltd.

5555 – 76th Avenue SE

Calgary, Alberta   T2C 4L8

Dear Sirs:

March 27, 1997January 24, 1997

The Independent Committee of the Board of DirectorsBoard of Directors

Arizona Resources Industries, Inc.Attock Energy Corporation

C/O Herb Brugh

24491 Jeronimo Lane2400, 520 - Fifth Avenue S.W.

Lake Forest, California 92630Calgary, Alberta

T2R 1L5

Dear Sirs:

RE:

Fairness Opinion with Respect to the Proposed OfferOffer

by RidgewayCypress for all the Arizona Commons sShares not

and Special Warrants (as herein defined) of Attockcurrently held by the Company

Lightyear Capital Inc. (“Lightyear”, “Us” “Our“ or “We”)We understands that Big Rock Brewery Ltd. (“Big Rock” or the “Company”) has proposed a reorganization of Big Rock to be implemented by a plan of arrangement (the “Arrangement”) pursuant to Section 193 of the Business Corporations Act (Alberta) whereby the Company will effectively be reorganized into a trust (the “Big Rock Income Trust”, the “Big Rock Trust” or the “Trust”) that will distribute a significant portion of its cash flow, subject to adjustments for maintenance capital expenditures, growth capital expenditures and debt repayment, to the holders of Big Rock Trust units (“Trust Units” or “Units”) (the “Trust Unitholder(s)” or “Unitholder(s)”).  The terms and conditions of the Arrangement are set forth in the Big Rock information circular to be dated November 19, 2002 and related documents (collectively the “Circular”), to be mailed to all shareholders and optionholders of Big Rock (collectively the “Securityholders”).

The Arrangement will provide the holders of Big Rock common shares (the “Shareholders”) the ability to ultimately exchange each Big Rock common share held for one Trust Unit.  The holders of Big Rock stock options (the “Optionholders”) may elect to either receive the in-the-money value of their options payable in Trust Units or receive replacement options in the Trust (“Trust Unit Options”) in exchange for their Big Rock stock options, on substantially the same terms as their current stock options.

In order for the Arrangement to become effective, the Securityholders and the Court of Queen’s Bench of Alberta (the “Court”) must approve the Arrangement.  A special meeting of the Securityholders has been set for January 8, 2003, with an application for the Court order approving the Arrangement to follow.  Lightyear has assumed that all of the conditions required to implement the Arrangement will be satisfied and that the Arrangement will be completed as described in the Circular, substantially in the form approved by the Board of Directors of Big Rock (the “Board”) without any material variations in the terms and conditions.

. n the basis of 0.57560 of a Class A common share of Seventh (“Seventh Class A”) for each Westward Class A common share outstanding (“Westward Class A ”)  and upon

. n the basis of 0.57560 of a Class A common share of Seventh (“Seventh Class A”) for each Westward Class A common share outstanding (“Westward Class A ”)  and upon ENGAGEMENT OF LIGHTYEAR CAPITAL INC.

Big Rock formally engaged Lightyear pursuant to an engagement agreement (the “Engagement Agreement”) dated September 19, 2002.  Pursuant to the Engagement Agreement, Big Rock retained Lightyear as its exclusive financial advisor to provide financial advisory services relating to the reorganization of Big Rock into an income trust.

On November 18, 2002 the Board approved an agreement (the “Arrangement Agreement”) involving Big Rock Brewery Ltd., 1015047 Alberta Ltd. (“AcquisitionCo”) and Big Rock Brewery Income Trust, which sets forth the basis of the proposed reorganization of Big Rock.

The Board has requested that Lightyear provide its opinion, as of the date hereof, as to the fairness, from a financial point of view, of the Arrangement to the Securityholders (the “Fairness Opinion” or the “Opinion”).  We have been advised by Big Rock and its counsel that our opinion is being sought by the Board in carrying out its fiduciary duty.  The Fairness Opinion has been provided for the use of the Board pursuant to the Arrangement and may not be used for any other purpose or by any other person or relied upon by any other person other than the Board without the express prior written consent of Lightyear.

Pursuant to the terms of the Engagement Agreement, Lightyear has not been engaged to prepare a formal valuation of any of the assets, liabilities or securities of Big Rock and this Opinion should not be construed as such.  However, Lightyear has performed a financial analysis, which it considered to be appropriate and necessary in the circumstances, and such analysis supports the conclusions reached in the Opinion.

Big Rock has agreed to indemnify Lightyear from and against certain liabilities arising out of the performance of professional services rendered by Lightyear and its personnel under the Engagement Agreement.

QUALIFICATIONS OF LIGHTYEAR CAPITAL INC.

Lightyear is an independent Canadian full-service investment dealer focused on providing research, advisory and capital market related services to small/mid-cap companies in a wide range of industries.  Lightyear is a member of the Investment Dealers Association, the Toronto Stock Exchange and the Canadian Investor Protection Fund and is registered in Alberta, Ontario, British Columbia, Saskatchewan and Manitoba. Lightyear’s services include investment research, trading and distribution of equity securities along with investment banking services in the areas of mergers, acquisitions, divestitures, restructurings and financings for private and public companies.  Lightyear and its officers have participated in a significant number of transactions involving private and publicly traded companies.  The opinions expressed herein are the opinions of Lightyear as a firm and have been approved by senior investment banking professionals of Lightyear, each of whom has the technical expertise necessary for the preparation of fairness opinions.

RELATIONSHIP WITH INTERESTED PARTIESCYPRESS

None of Lightyear, its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) or a related entity of Big Rock or any of its associates or affiliates.  Lightyear is not in the business of providing audit opinions nor does another financial institution control Lightyear.

There are no understandings, agreements, or commitments between Lightyear and Big Rock or any of its associates or affiliates with respect to any future business dealings.  Lightyear may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Big Rock or Big Rock Trust or any of its associates or affiliates.  Lightyear does not believe that any of these relationships affect Lightyear’s independence with respect to the Fairness Opinion.  Lightyear received a work fees with respect to the provision s of the Opinion and will receive additional fees if the Arrangement is successfully completed.

Lightyear acts as a trader and dealer, both as principal and agent, in financial markets and, as such, may from time to time have executed transactions on behalf of such companies or clients for which it received or may receive compensation.  As an investment dealer, Lightyear conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investments matters, including Big Rock or any of its associates or affiliates and other interested parties.

SCOPE OF REVIEW CONDUCTED BY LIGHTYEAR

All information, projections, budgets, forecasts, estimates, reports, data, advice, discussions, representations and other material (financial or otherwise) obtained by Lightyear from public sources, contained in the Circular, provided by the management of Big Rock or their advisors or consultants or otherwise provided to us for the purpose of preparing the Opinion is defined collectively as the “Information”. , including Yorkton Securities Inc. (“Yorkton”) the financial advisors to RidgewayAttock Lightyear has not conducted any independent investigations to verify the accuracy, completeness or fair presentation of the Information.  In connection with the provision of the forming Opinion, Lightyear has reviewed and relied upon, or carried out, among other things, the following:

i)

A draft of the Circular, as approved by the Board, to be dated November 19, 2002;

ii)

A draft of the Arrangement Agreement, as approved by the Board, involving Big Rock, AcquisitionCo, and Big Rock Brewery Income Trust, pursuant to which such parties have proposed to implement the Arrangement;

iii)

The annual reports, including the audited financial statements of Big Rock, for each of the years ended March 31, 2002, 2001 and 2000;

iv)

The interim reports and unaudited financial statements of Big Rock for the periods ending June 30, 2002 and September 30, 2002;

v)

The management information circulars of Big Rock dated June 26, 2002 and June 13, 2001 relating to the annual general meetings of Big Rock held on August 9, 2002 and July 25, 2001, respectively;

vi)

Other public information relating to the business, operations, financial performance and stock trading history of Big Rock;

vii)

Discussions with legal counsel and discussions with Big Rock’s auditors with respect to the Arrangement and other matters;

viii)

Certain non-public information regarding Big Rock, its business operations and prospects, including financial forecasts as prepared and provided by the management of Big Rock;

ix)

Information relating to the trading history of, and historical cash distributions made by, selected income trusts, specifically related to the consumer products sector;

x)

Discussions with senior management of Big Rock with respect to, among other things, past and future operations of the business, the risks surrounding the maintenance of cash flows currently generated by the Company, the state of the brewing industry, the Company’s competitive position in the market and the Company’s opportunities for growth;

xi)

Such other information, investigation, analysis and testing of assumptions as we considered necessary or appropriate in the circumstances; and

xii)

Received representations contained in a certificate addressed to Lightyear, dated as of the date hereof, from a senior officer of Big Rock as to, among other items, the completeness and accuracy of the information upon which the Opinion is based (the “Certificate”).

The appraised value of ArizonaWestwardAttock’s St John CO2 Project (“CO2 Project”)Engineering Report effective as of January 1, 1997, by Sproule Associates Limitedand dated February 20, 1997. oil and gas reserves as represented in the rough draft report (“Pecos Report”) dated February 7, 1997 Westward’s Information Memorandum for April 1997,which included Corporate Net Asset Value, Corporate Information, Share Capitalization, Fourth Quarter 1996 and current 1997 Drilling Results, Near Term Development and Upside Potential, and Production Information since March 1996 to March 1997and prepared by Pecos Petroleum Engineering Inc.mechanical update reserve report prepared by McDaniel & Associates Consultants Ltd. (“McDaniel") as at January 1, 1997, including additions & deletions for 1996 prepared by the management of Attock, as well as, the McDaniel report on Attock’s oil and gas reserves as of Jan 1, 1996.  Seaton-Jordan & Associates Ltd. Land Report, dated February 27, 1997.  Westward’s Annual Reports, effective December 31, 1996 and December 31, 1995, and the Quarterly Financial Statements, effective March 31, 1997.  The status of the shareholdings in Kensington Energy Ltd.  The Toronto Stock Exchange Common Share trading prices and volumes from January 1, 1996 to May 29, 1997.

Summaries of Valuations of ArizonaAttock’s prospect acreage leased as of March 17, 1997 including status of unleased acreage net undeveloped acreage properties as at January 1, 1996 prepared by J Bar Cane, Inc. (“Cane Report”), as well as, discussions with Arizona and Ridgeway officers, directors and consultants with respect to the status of negotiations and other considerations with regard to the leasing of the balance of the unleased acreage covering the CO2 ProjectMcDaniel; including updates to January 1, 1997 prepared by the management of Attock.

Confidential information, with respect to the most recently completed fiscal year, provided by management of ArizonaWestwardAttock on its delineation and testing of the CO2 Projectproperties, production, land holdings, exploration and development prospects, drilling results, capital expenditures, net reserve additions and tax pool balances, as well as, Attock’s future capital spending plans and other matters relevant to this opinionNear Term Development and Upside Potential.

No sCapital structure of Attock, including issued and outstanding Common Shares, existing stock options, outstanding Special Warrants and Common Shares held by Tendering Shareholders ( as defined in the Offer ).iSiswere deemed to be necessaryto St. John, Arizona to inspect Arizona’s operations office, facilities and current drilling activities, as well as, to receive a detailed technical presentation by George L. Scott, JR. the consulting geologist to the CO2 ProjectDetailed discussions with Don Riggs (Vice-President of Operations for Ridgeway Arizona Oil Corporation a wholly owned subsidiary of Arizona) the on-site project manager; with respect to the CO2 Project’s drilling and testing programs, lease acquisition programs, project funding requirements and other matters relevant to our opinion.

ArizonaWestwardRidgewaySeventhArizonaWestward and Seventh and their place of residence, the terms and conditions of the 4,000,000 special warrants issued by Ridgeway at $.80 per special warrant ( the “1st Financing”) and the terms and conditions of the proposed 4,000,000 to 4,800,000 special warrants issue at $3.50 per special warrant (the “2nd Financing”) which is currently in the process of being placed privately by Yorkton the financial advisors to Ridgeway..Review of the Private Placement Memorandum prepared by Everen Securities Inc. relating to Arizona’s prior attempt in 1996 to raise financing for the CO2 Project, as well as, discussions with both Arizona and Ridgeway officers and directors regarding Arizona’s prior attempts to raise the financing required to proceed with the required delineation and testing of the CO2 Project.

Discussions with ArizonaWestwardIndependentSpecialthe senior management of ArizonaWestwardand RidgewaySeventh and Attock, including discussions Yorkton, the financial advisors to Ridgewayon the history of the negotiations leading to the Offer and the reasons behind the Tendering Shareholders decision to enter into unconditional and irrevocable lock-up agreements with Cyprus with regard to an aggregate of 2,246,156 common shares of Attock, representing 26.6% of the fully-diluted common shares outstanding (based upon the exercise of ‘In-the-Money’ options and outstanding Special Warrants).

Representation letter dated March January 28June 224, 19976 from ArizonaWestwardand RidgewayAttock cconcerning the completeness and accuracy of the information disclosed to us to support our analysis.

Data on recent merger and acquisition transactions in the Canadian oil and gas industry.

Published commentary and information of a general nature related to the CO2oil and gas  oil and gas industry.

Such other information, documents and analysis as we considered necessary or appropriate in the circumstances.

ASSUMPTIONS AND LIMITATIONS

Lightyear has relied upon and has assumed, but in accordance with the terms of our engagement has not independently verified, the accuracy, completeness and fair representation of any of the Information and this Opinion is conditional upon such accuracy, completeness and fair representation of such Information.  Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are also dependent, in part, upon the accuracy, completeness and fair representation of all such facts and Information. The senior management of Big Rock represented to us in the Certificate that, among other things, the Information provided by or on behalf of Big Rock is complete and correct in all material respects and contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

We have assumed that no material amount of Trust Units will be redeemed by the Trust and that Big Rock Trust will qualify as a “unit trust” as defined by the Income Tax Act (Canada) (the “Tax Act”) and will continue to qualify thereafter as a “mutual fund trust” as defined in the Tax Act, and that the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

In arriving at our Opinion, in addition to the facts and conclusions contained in the Information, Lightyear has assumed, among other things, the validity and effectiveness of the procedures being followed to implement the Arrangement, and we express no opinion on such procedures.  We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of legal and tax counsel to Big Rock and express no view thereon.  In addition, the Arrangement is subject to a number of conditions outside the control of the Company.  In providing this Opinion we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Circular.  We have assumed that all of the conditions required to implement the Arrangement will be satisfied or waived.

This Opinion is provided on the basis of economic and general business and financial conditions prevailing, including, but not limited to, interest rates as at the date hereof and the condition and prospects, financial and otherwise, of Big Rock as reflected in the Information and documents reviewed by Lightyear and represented to us in our discussions with the senior management of Big Rock.  In our analysis and in connection with the preparation of the Opinion, we have made numerous assumptions with respect to industry performance and general business, market and economic conditions and have made assumptions regarding cash flows and the timing of such cash flows, including assumptions with respect to revenue growth rates, maintenance capital expenditures, operating costs, general and administrative expenses, costs associated with implementing the Arrangement and federal and provincial income tax.

The Opinion has been provided for the use of the Board and is not intended to be and does not constitute a recommendation that any Securityholder vote in favour of the Arrangement Resolution or the Unit Option Plan Resolution.  This Opinion has been provided for inclusion in the Circular (together with a summary thereof in a form acceptable to Lightyear) and may not be used by any other person or relied upon by any other person without the express prior written consent of Lightyear.  This Opinion is given as of the date hereof and Lightyear disclaims any undertakings or obligations to advise any person of any change in any fact or matter affecting this Opinion, which may come or be brought to Lightyear’s attention after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, Lightyear reserves the right to change, modify or withdraw the Opinion.

Lightyear believes that the Opinion must be considered as a whole and that selecting portions of the Opinion, without considering all factors and analyses together could create a misleading view of the process underlying the Opinion.  We have not been asked to express herein, and are not expressing herein, any opinion as to the price at which the Trust Units will trade after the implementation of the Arrangement. Our Opinion is not and should not be construed as a valuation of Big Rock or any of its assets, the Trust Units or Big Rock’s common shares or stock options.

We note that the Offer is subject to a number of conditions outside the control of ArizonaWestwardAttock RidgewaySeventhsuch as securities markets, economic, general business and financial conditions and, in this opinion, we express no view as to the likelihood of completion of the Offer.

This opinion is rendered as at the date hereof on the basis of securities markets and economic and general business and financial conditions currently prevailing, and the conditions relating to ArizonaWestwardRidgewaySeventhAttock, as they were represented to us in information provided by and discussions with the management of ArizonaWestwardRidgewaySeventhAttock, and consultants and advisors to ArizonaWestwardRidgewaySeventhAttock.

We believe that our analysis must be considered as a whole and that selecting portions of our analysis and of the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion.

FAIRNESS CONSIDERATIONS

In considering the fairness of the Arrangement, from a financial point of view, to the Securityholders, we considered, among other items, the following:

i)

as an income trust, Big Rock will have the ability to provide Unitholders with regular cash distributions in a more tax efficient manner than paying dividends as a corporation;

ii)

based on our review and assessment of the financial forecasts prepared by management, including the estimated ongoing capital expenditure requirements, and our review of the current cash distribution yields for a number of Canadian publicly traded income trusts, particularly those involved in the consumer products sector, we believe that the cash that will be available for distribution by the Trust will provide the Unitholders with a competitive return on investment in the current interest rate environment;

iii)

as an income trust, Big Rock can expect to receive better access to equity capital markets;

iv)

we reviewed the trading history of Big Rock common shares both as to price and volume.  While we are not expressing any opinion as to the trading price or volume of the Trust Units after implementation of the Arrangement, we believe that in the long term , the Arrangement will have a positive impact on the trading price of, and overall investor interest in, the Big Rock Trust Units as compared to the market for Big Rock common shares prior to the announcement of the Arrangement on September 20, 2002; and

v)

we considered the possible tax consequences of the Arrangement to the Securityholders, particularly the deemed disposition of the Big Rock common shares resulting from the Arrangement, and in our view, these consequences did not detract materially from the overall fairness, from a financial point of view, to the Securityholders.

FAIRNESS OPINION

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Arrangement is fair, from a financial point of view to the Securityholders.

Yours very truly,

(signed) “Lightyear Capital Inc.”

LIGHTYEAR CAPITAL INC.

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